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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

591689104

(Cusip Number)

WILLIAM F. HARLEY, III
MELLON HBV ALTERNATIVE STRATEGIES LLC
200 PARK AVENUE, SUITE 3300
NEW YORK, NY 10166-3399
TELEPHONE: 212-808-3944

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591689104

1.	Name of Reporting Person: Mellon HBV Alternative Strategies LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4050836

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,707,311

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 5,707,311

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,707,311

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IA, 00

CUSIP No. 591689104

1.	Name of Reporting Person: Mellon HBV Company, Ltd. (No I.R.S. No. Cayman Islands)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,707,311

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 5,707,311

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,707,311

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): CO

INTRODUCTORY STATEMENT

     This Statement is a joint filing which constitutes the initial Statement on Schedule 13D filing (the “Initial Statement”) of Mellon HBV Alternative Strategies LLC and Mellon HBV Company, Ltd., in each case with respect to the Common Stock of Metromedia International Group, Inc. (the “Company”).

ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this Statement relates is the common stock of Metromedia International Group, Inc. (the “Common Stock”). The principal executive offices of the Company are located at 8000 Tower Point Drive, Charlotte, NC 28227.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed by (or on behalf of) the following entities:

(i)	Mellon HBV Alternative Strategies LLC (the “Adviser”)

(ii)	Mellon HBV Company, Ltd. (“Limited” and, together with the Adviser, the “Reporting Entities”)

(iii)	Mellon HBV Master Multi-Strategy Fund L.P. (the “Multi-Strategy Fund”)

(iv)	Mellon HBV Master Leveraged Multi-Strategy Fund L.P. (the “Leveraged Multi-Stratregy Fund”)

(v)	Mellon HBV Master U.S. Event Driven Fund L.P. (the “Event Driven Fund” and, together with the Multi-Strategy Fund and the Leveraged Multi-Strategy Fund, the “Funds”)

     The Adviser is a registered investment adviser under the Investment Advisers Act of 1940. Limited is a wholly owned direct subsidiary of the Adviser. Each Fund is a limited partnership which is exempt from registration as an investment company under the Investment Company Act of 1940. Limited is the general partner of each Fund. Voting and dispositive power over the securities reported herein as beneficially owned is exercised by the Adviser as investment adviser to the Funds.

(b)	Both of the entities listed in (a)(i) and (a)(ii) above is hereinafter referred to individually as a “Reporting Entity”. The business address of the entities listed above is:

c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399

(d)	During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Adviser and the Funds are organized under the laws of Delaware. Limited is organized under the laws of the Cayman Islands.

     Information with respect to the executive officers and directors of the Reporting Entities is attached as Annex A to this Schedule 13D. To the best knowledge of the person signing this Schedule 13D, during the past five years none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Funds for the purchase of shares listed herein as beneficially owned by a Fund were or will be provided from the assets of the Funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Adviser views Metromedia International Group as an attractive investment for the Funds. The Adviser does not support the course that the Company has elected to follow in engaging in exclusive negotiations with an investor group that has made a preliminary non-binding proposal (the “Proposal”) to acquire the Company by merger for $300 million in cash. The Company has offered to meet with Adviser to discuss Adviser’s concerns that the Proposal undervalues the Company and ignores its favorable prospects for the future.

     The Reporting Entities currently have no plans or proposals which relate to or would result in or more of the actions described in paragraph (a) through (j) of Item 4 of Schedule 13D except as follows:

(d)	On January 5, 2005, the Adviser sent a letter (the “Letter”) to the Chairman of Metromedia International Group expressing grave concerns about a recent announcement by the Company that it has entered into exclusive negotiations with an investor group related to its non-binding proposal to acquire the Company. In the Letter the Adviser stated that it may in the future seek representation on the board of directors or take other action to protect the interests of all shareholders of the Company. A copy of the Letter is filed herewith as Exhibit 1 and incorporated herein by reference.

     The Reporting Entities may at any time reconsider and change their plans and proposals relating to the foregoing or any of the items in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information on lines 7 to 11 and 13 of the cover page for each Reporting Entity is incorporated herein by reference.

     On December 23, 2004, the Reporting Entities purchased 5,000,000 shares of Common Stock at an average price of $0.57 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On December 30, 2004, the Reporting Entities purchased 30,000 shares of Common Stock at an average price of $0.56 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On December 31, 2004, the Reporting Entities purchased 174,811 shares of Common Stock at an average price of $0.56 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On January 4, 2005, the Reporting Entities purchased 502,500 shares of Common Stock at an average price of $0.56 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Title
1.	Letter to Chairman of Metromedia International Group

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to the authorizations contained in the Initial Statement of filed herewith, this filing is signed by Mellon HBV Alternative Strategies LLC on behalf of all Reporting Entities.

Dated: January 5, 2005

MELLON HBV ALTERNATIVE STRATEGIES LLC
By:	/s/ William F. Harley, III
	Name:	William F. Harley, III
	Title:	President

The undersigned hereby authorizes Mellon HBV Alternative Strategies LLC, in accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), to file, on its behalf any statement on Schedule 13D required to be signed by the undersigned, on Schedule 13D pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act. The undersigned represents that it is individually eligible to use Schedule 13D, and acknowledges its responsibility for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein. However, the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: January 5, 2005

MELLON HBV COMPANY, LTD

 /s/ William F. Harley, III
Name: William F. Harley, III
Title: Director

Annex A

TITLE WITH EACH
NAME AND BUSINESS ADDRESS	MELLON HBV ENTITY
William F. Harley, III c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399	Manager/Director/President
Edward A. Schinik c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399	Manager/Director/Secretary, Treasurer
John J. Nagorniak c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399	Manager/Director
Patrick Sheppard c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399	Manager/Director
Francis D. Antin c/o Mellon HBV Alternative Strategies LLC 200 Park Avenue, Suite 3300 New York, NY 10166-3399	Manager/Director

Each of the above individuals is a citizen of the United States